Exhibit 99.1

Collective Mining Expands the Initial High-Grade Sub-Zone at Apollo by Intersecting 114.50 Metres at 5.00 g/t AuEq Within 263.85 Metres at 3.10 g/t AuEq

•	Drill hole APC104-D6 extended the first high-grade sub-zone drill tested by the Company to date by up to 70 metres vertically by intersecting 114.50 metres @ 5.00 g/t gold equivalent within 263.85 metres at 3.10 g/t gold equivalent. Hole APC104-D6 was drilled below previously announced holes APC104-D2 and APC104-D5, which intercepted 181.35 metres @ 5.38 g/t AuEq** and 106.35 metres at 9.05 g/t AuEq**, respectively.
•	Drill hole APC104-D7A clipped the eastern edge of the same sub-zone, intercepting 30.25 metres @ 5.10 g/t gold equivalent within 137.70 metres @ 2.94 g/t gold equivalent. Results to date from the new orthogonal drilling program into the first high grade sub-zone have now outlined dimensions of 180 metres of strike, 70 metres in thickness and over 70 metres vertical and is still open in most directions for future expansion.
•	The Company has modeled eleven high-grade sub-zones target areas within the top 1,000 vertical metres of Apollo and plans to drill test each of them over the course of 2025. The high-grade sub-zones have the potential to boost the overall grade and mineral inventory of the Apollo system within the existing block model.
•	Mother hole APC-106D was drilled outside the Apollo system to the north and intersected multiple, shallow and high-grade gold-silver veins with results including 1.65 metres @ 20.81 g/t gold equivalent and 1.90 metres @ 16.29 g/t gold equivalent. Drilling of the Northern Gold-Silver Vein Zone to the north of Apollo has now outlined a 350-metre-long zone of high-grade porphyry related veins ("CBM veins").

TORONTO, April 15, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for three holes drilled into the Apollo system ("Apollo"). Two of the holes were designed to test the potential extension of the recently discovered first high-grade sub-zone, while the third hole was drilled into the early-stage Northern Gold-Silver Vein Zone located above and to the north of the brecciated Apollo system. Apollo is the most advanced discovery made to date within the Company's multi-target Guayabales Project in Caldas, Colombia.

The Company currently has eight drill rigs operating as part of its fully funded 70,000-metre drill program for 2025 with five rigs drilling at Apollo, one at the Tower target and two rigs at the San Antonio Project.

The 2025 objectives for the portion of the drilling program targeting the Apollo system are:

•	Drill test newly modeled high-grade sub-zone targets scattered throughout the top 1,000 vertical metres from surface to improve the grade profile (and size) of the system.
•	Grow the overall dimensions of the system by expanding vertically and laterally the recently discovered high-grade Ramp Zone.
•	Test the northern extension potential of Apollo at shallower elevations.
•	Expand and define the area of outcropping/shallow mineralization and test many drilling gaps within the internal block model from surface to a depth of 150 metres.

Approximately 115,000 metres of diamond drilling has been completed to date at the Guayabales Project, including 78,000 metres at Apollo. There are currently thirteen drill holes awaiting assays with results for most of these holes expected prior to the end of Q2 2025.

Ari Sussman, Executive Chairman commented: "Drilling continues to successfully intercept high-grade gold in the first of eleven potential high-grade sub-zones modelled by our technical team within the top 1,000 vertical metres of the Apollo system.  The bonus of drilling the sub-zones is that if successful in finding more gold than previous modeled, then it should raise the overall grade of the system within the existing modelled envelope. If drilling continues to intersect high grades as new sub-zone targets are tested, the impact on the block model grade and inventory could be materially significant.  Additionally, drilling at the poorly drilled Northern Gold-Silver Vein Zone has expanded the system to 350 metres in an east-west direction and it remains open in all directions for growth.  Any metal defined in this zone is a bonus as it is additional to the main Apollo system."

To watch a video of David Reading, Special Advisor to the Company and QP under NI43-101 explain today's results please click on the link here.

Details (see Table 1 and Figures 1-5)

•	APC104-D6, collared from mother hole APC-104D, was drilled in a westerly direction below previously announced hole APC104-D2 and was designed to extend the first modelled, high-grade sub-zone by 70 metres vertically. The hole intercepted continuous mineralization over 263.85 metres which included the high-grade sub-zone and multiple zones of high-grade CBM veinlets with assay results as follows:
•	263.85 metres @ 3.10 g/t gold equivalent from 71.65 metres including:
•	114.50 metres @ 5.00 g/t gold equivalent from 82.00 metres
•	31.75 metres @ 3.10 g/t gold equivalent from 303.75 metres
•	21.95 metres @ 3.08 g/t gold equivalent from 373.55 metres
•	17.15 metres @ 2.60 g/t gold equivalent from 444.80 metres
•	APC104-D7A, which is the final hole collared from mother hole APC-104D, was also drilled in a southwest direction on the edge of the Apollo system and clipped the eastern margin of the high-grade sub-zone with assay results as follows:
•	137.70 metres @ 2.94 g/t gold equivalent from 160.90 metres including:
•	30.25 metres @ 5.10 g/t gold equivalent from 172.15 metres

The pilot drilling program designed to test the first modelled sub-zone has now defined an area of 180 metres of strike, by 70 metres in thickness and by 70 metres vertical with continuous high-grade mineralization. This sub-zone is still open in almost all directions and will be expanded as part of the current ongoing drill program. The Company also plans to drill at least eleven additional potential sub-zone targets in 2025 identified throughout top 1,000 vertical metres of the Apollo system. As a reminder, at a depth below 1,000 metres from surface, Apollo transitions in the Ramp Zone, which is a different deposit and style of mineralization.

•	APC-106D was drilled to the south from newly constructed Pad19 located north and outside the Apollo system. At 350 metres downhole, the alteration began to markedly increase and then the hole cut a zone of east-west trending, high-grade CBM veins. These new intercepts are a material extension to the high-grade Northern Gold-Silver Vein Zone, which now measures approximately 350 metres in strike and remains open in all directions for expansion. Assay results for hole APC-106D are as follows:
•	1.65 metres @ 20.81 g/t gold equivalent from 353.20 metres
•	1.90 metres @ 16.29 g/t gold equivalent from 388.30 metres
•	18.25 metres @ 2.10 g/t gold equivalent from 732.95 metres including:
•	5.85 metres @ 4.88 g/t gold equivalent from 732.95 metres

As a reminder, high-grade gold-silver veins intercepted previously in 2022 in the Northern Gold-Silver Vein Zone assayed as follows:

•
•	10.30 metres @ 10.83 g/t gold equivalent (OLCC-4)**
•	1.30 metres @ 74.91 g/t gold equivalent (OLCC-3)**
•	1.30 metres @ 42.31 g/t gold equivalent (OLCC-3)**

The intersection of shallow CBM veins in the northern portion of the Apollo system has positive implications for the presence of brecciated porphyry at depth as this zoning of mineralization is seen further south at Apollo. Following completion of the mother hole, directional drilling is currently in progress to test for a northern extension of the Apollo system at depth where the system remains open for expansion.

Table 1: Assays Results for Drill Holes APC104-D6, APC104-D7A and APC-106D

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	AuEq g/t*
APC104-D6	71.65	335.50	263.85	2.52	37	0.09	0.15	3.10
Incl.	82.00	196.50	114.50	4.19	53	0.15	0.15	5.00
& Incl-	303.75	335.50	31.75	2.24	58	0.06	0.33	3.10
and	373.55	395.50	21.95	2.96	10	0.03	0.11	3.08
and	444.80	461.95	17.15	2.29	22	0.06	0.04	2.60
APC104-D7A	160.90	298.60	137.70	1.87	61	0.22	0.14	2.94
Incl.	172.15	202.40	30.25	4.28	50	0.14	0.32	5.10
APC-106D	353.20	354.85	1.65	19.78	122	0.03	0.06	20.81
and	388.30	390.20	1.90	8.66	600	0.05	0.44	16.29
and	732.95	751.20	18.25	1.92	12	0.03	0.13	2.10
Incl.	732.95	738.80	5.85	4.50	27	0.04	0.35	4.88

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Cu (%) x 1.44 x 0.95) + (Zn (%) x 0.43 x 0.85) utilizing metal prices of Ag - US$30/oz, Zn - US$1.25/lb, Cu - US$4.2/lb and Au - US$2,000/oz and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 85% for Zn. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. The recovery rate assumption for zinc is speculative as limited metallurgical work has been completed to date. True widths are unknown, and grades are uncut.
** See press release dated January 15, 2025, February 24, 2025, March 15, 2022 and May 9, 2022 for AuEq calculations.

Figure 1: Plan View of the Apollo System Highlighting Drill Holes in this Release (CNW Group/Collective Mining Ltd.)

Figure 2: Apollo System: High-Grade Over 1,200 Metres from Surface (CNW Group/Collective Mining Ltd.)

Figure 3: Section B - B’ Outlining the High-Grade Sub-Zone Intersected in Drill Hole APC104-D6 (CNW Group/Collective Mining Ltd.)

6.93/0.90
2.16/0.95
7.14/0.95
4.37/0.95
1.39/0.95
22.35/0.95
7.27/1.30
14.43/0.95
4.83/1.10
9.49/1.10
3.47/0.95
2.89/0.85
9.75/0.90
1.98/0.85
17.30/0.85
4.30/0.85
5.30/1.00
38.15/1.00
5.37/1.00
5.34/1.00

19.35m @ 8.76 g/t AuEq (from 177.15m)

APC104-D6 Interval | Assay results: (AuEq g/t) / metre

Figure 4: Drill Core Tray Photo Highlighting a Portion of APC104-D6 (CNW Group/Collective Mining Ltd.)

Figure 5: Plan View of the Guayabales Project Highlighting the Apollo Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to improve the overall grade of the Apollo system by systematically drill testing newly modeled potentially high-grade sub-zones, expand the Apollo system by stepping out along strike to the north and expanding the newly discovered high-grade Ramp Zone along strike and to depth, expand the Trap system and drill a series of newly generated targets including Tower and X.

Management and insiders own approximately 33.4% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE American and TSX under the trading symbol "CNL" and on the FSE under the trading symbol "GG1".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: anticipated use of proceeds from the Offering and the exercise of Warrants; the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: planed use of proceeds from the Offering and the exercise of the Warrants; risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 16:01e 15-APR-25